EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) the statement on Schedule 13G relating to the Class A shares of ReTo Eco-Solutions, Inc. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, shall apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: October 15, 2024

Jasha Group Ltd.

By:	/s/ Ning Xue
	Name:	Ning Xue
	Title:	Director

Ning Xue

By:	/s/ Ning Xue